SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20569

                               -------------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

                     PURSUANT TO SECTION 12(b) OR (g) OF THE

                       SECURITIES AND EXCHANGE ACT OF 1934


                               STAGE STORES, INC.
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             (Exact name of registrant as specified in its charter)


        Delaware                                                 76-0407711
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(State of Incorporation)                                       (IRS Employer
                                                             Identification No.)


10201 Main Street, Houston, TX                                        77025
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(Address of principal                                               (Zip Code)
 executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:


Title of each class                           Name of each exchange on which
to be so registered                           each class is to be registered
-------------------                           ------------------------------

Preferred Stock Purchase                      New York Stock Exchange
Rights

Securities to be registered pursuant to Section 12(g) of the Act:


                                      None
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                                (Title of Class)



                               Page 1 of 12 Pages
                      The Exhibit Index Appears on Page 12

Item 1.  Description of Securities to be Registered.

                  On November 2, 1998, the Board of Directors of the Company declared a dividend of one Preferred Stock Purchase Right (the "Right(s)") for each outstanding share of Common Stock, par value $0.01 per share (the "Common Stock"), of the Company. The dividend is payable as of November 13, 1998 to stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundred thousandth (1/100,000) of a share of a new series of preferred shares of the Company, designated as Series A Junior Preferred Stock ("Preferred Stock"), at a price of $60.00 per one one-hundred thousandth (1/100,000) of a share (the "Exercise Price"), subject to certain adjustments. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, L.L.C. as Rights Agent ("Rights Agent"), dated as of November 11, 1998.

                  Initially the Rights will not be exercisable, certificates will not be sent to stockholders, and the Rights will automatically trade with the Common Stock.

                  The Rights, unless earlier redeemed by the Board of Directors, become exercisable upon the close of business on the day (the "Distribution Date") which is the earlier of (i) the tenth day following a public announcement that a person or group of affiliated or associated persons, with certain exceptions set forth below, has acquired beneficial ownership of 15% or more of the outstanding voting stock of the Company (an "Acquiring Person"), (ii) the tenth day following a determination by the Board of Directors that any person or group of affiliated or associated persons is an Adverse Person (as defined below) and (iii) the tenth business day (or such later date as may be determined



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
by the Board of Directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) after the date of the commencement or announcement of a person's or group's intention to commence a tender or exchange offer the consummation of which would result in the ownership of 15% or more of the Company's outstanding voting stock (even if no shares are actually purchased pursuant to such offer); prior thereto, the Rights would not be exercisable, would not be represented by a separate certificate, and would not be transferable apart from the Company's Common Stock, but will instead be evidenced, with respect to any of the Common Stock certificates outstanding as of November 13, 1998, by such Common Stock certificate.


                  An Acquiring Person does not include (A) the Company, (B) any subsidiary of the Company, (C) any employee benefit plan or employee stock plan of the Company or of any subsidiary of the Company, or any trust or other entity organized, appointed, established or holding voting stock for or pursuant to the terms of any such plan, (D) any person or group whose ownership of 15% or more of the shares of voting stock of the Company then outstanding results solely from (i) any action or transaction or transactions approved by the Board of Directors before such person or group became an Acquiring Person or (ii) a reduction in the number of issued and outstanding shares of voting stock of the Company pursuant to a transaction or transactions approved by the Board of Directors (provided that any person or group that does not become an Acquiring Person by reason of clause (i) or (ii) above shall become an Acquiring Person upon acquisition of an additional 1% of the Company's voting stock unless such acquisition of additional voting stock will not result in such person or group becoming an Acquiring Person by reason of such clause (i) or (ii)) or (E) any



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
person who, as of November 13 1998, together with all affiliates and associates of such person, was the beneficial owner of 15% or more of the voting stock of the Company outstanding as of such date; provided, however, that any person described in this clause (E) shall no longer be an exempt person and shall become an Acquiring Person if (i) such person, together with all affiliates and associates of such person, after November 13 1998, acquires beneficial ownership of an additional 1% or more of the voting stock (unless such acquisition is pursuant to a transaction described in clause (D)(i) or (D)(ii) above) or (ii) such person, together with all affiliates and associates of such person, after November 13, 1998, reduces its beneficial ownership of the voting stock to less than 15% of the outstanding voting stock and thereafter acquires beneficial ownership of 15% or more of the outstanding voting stock (unless such acquisition is pursuant to a transaction described in clause (D)(1) or (D)(ii) above).

                  An "Adverse Person" is any person or group that at least a majority of the Board of Directors who are not officers of the Company declares such upon a determination that such person or group, alone or together with its Affiliates and Associates, has become the Beneficial Owner of an amount of Common Stock which the Board of Directors determines to be substantial (which amount shall in no event be less than 5% of the shares of Common Stock then outstanding) and, after reasonable inquiry and investigation, including consultation with such persons as such directors shall deem appropriate, that
(i) such Beneficial Ownership by such Persons is intended to cause the Company to repurchase the Common Stock beneficially owned by such Person or to cause pressure on the Company to take action or enter into a transaction or series of



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
transaction intended to provide such Person with short-term financial gain under circumstances where the Board of Directors determines that the best long-term interest of the Company and its shareholders would not be served by taking such action or entering into such transactions or series of transactions at that time or (ii) such Beneficial Ownership is causing or reasonably likely to cause a material adverse impact (including, but not limited to, causing, or being reasonably likely to cause, the Company to become a subsidiary of a registered holding company under the Public Utility Holding Company Act of 1935, as amended), on the business prospects of the Company.

                  Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after November 13, 1998 will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Company's Common Stock certificates outstanding as of November 13, 1998 will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date and such separate certificates alone will evidence the Rights from and after the Distribution Date.

                  The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on November 11, 2008, unless earlier redeemed by the Company as described below.

                  The Preferred Stock is non-redeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, subordinate to any other series of the Company's preferred stock. The Preferred Stock may not be issued except upon exercise of Rights. Each share of Preferred Stock will be entitled to receive when, as and if declared, a quarterly dividend in an amount equal to the greater of $0.01 per share and 100,000 times the cash dividends declared on the Company's Common Stock. In addition, the Preferred Stock is entitled to 100,000 times any non-cash dividends (other than dividends payable in equity securities) declared on the Common Stock, in like kind. In the event of liquidation, the holders of Preferred Stock will be entitled to receive for each share, a liquidation payment in an amount equal to the greater of $60,000.00 or 100,000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 100,000 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each share of Preferred Stock will be entitled to receive 100,000 times the amount received per share of Common Stock. The rights of Preferred Stock as to dividends, liquidation and voting are protected by anti-dilution provisions.

                  The number of shares of Preferred Stock issuable upon exercise of the Rights and the Exercise Price for the Rights are subject to certain adjustments from time to time in the event of a stock dividend on, or a subdivision or combination of, the Common Stock. The Exercise Price for the Rights also is subject to adjustment in the event of extraordinary distributions of cash or other property to holders of Common Stock.

                  Unless the Rights are earlier redeemed, in the event that, after the time that a person becomes an Acquiring Person, the Company were to be acquired in a merger or other business combination (in which any shares of the Company's Common Stock are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision will be made so that each holder of record of a Right will from and after such date have the right to receive, upon payment of the Exercise Price, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to two times the Exercise Price. In addition, unless the Rights are earlier redeemed, if a person becomes an Acquiring Person, the Rights Agreement provides that proper provision will be made so that each holder of record of a Right, other than the Acquiring Person (whose Rights would thereupon become null and void), will thereafter have the right to receive, upon payment of the Exercise Price, that number of shares of the Company's Preferred Stock having a market value at the time of the transaction equal to two times the Exercise Price (such market value to be determined with reference to the market value of the Company's Common Stock as provided in the Rights Agreement). The Rights Agreement also grants the Board of Directors the option, after any person or group acquires beneficial ownership of 15% or more of the voting stock but before there has been a 50% acquisition, to exchange one share of common stock for each then valid right (which would exclude rights held by the Acquiring Person that have become void).

                  Fractions of shares of Preferred Stock (other than fractions that are integral multiples of one one-hundred thousandth (1/100,000) of a share) may, at the election of the Company, be evidenced by depositary receipts. The Company may also issue cash in lieu of fractional shares which are not integral multiples of one one-hundred thousandth (1/100,000) of a share.

                  At any time on or prior to the close of business on the tenth day after the time that a person has become either an Acquiring Person or an Adverse Person, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right ("Redemption Price"). Immediately upon the effective time of the action of the Board of Directors of the Company authorizing redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of the Rights will be to receive the Redemption Price. The foregoing notwithstanding, the Rights generally may not be redeemed for one hundred eighty (180) days following a change in a majority of the Board of Directors as a result of a proxy contest.

                  For as long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price or date of expiration of the Rights, amend the Rights in any manner, including an amendment to extend the time period in which the Rights may be redeemed. At any time when the Rights are not then redeemable, the Company may amend the Rights in any manner that does not materially adversely affect the interests of holders of the Rights as such.

                  Until a Right is exercised, the holder, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

                  As of October 31, 1998, there were 26,689,576 shares of Common Stock issued and outstanding and 1,250,584 shares of Class B Common Stock issued and outstanding (and 1,500,000 shares reserved for issuance under stock option plans). Five hundred shares of Preferred Stock have been reserved for issuance upon exercise of the Rights.

                  The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group who attempts to acquire the Company on terms not approved by the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board since they may be redeemed by the Company at $0.01 per Right at any time until the close of business on the tenth day after a person or group has obtained beneficial ownership of 15% or more of the voting stock.

                  The form of Rights Agreement between the Company and the Rights Agent, specifying the terms of the Rights, which includes as Exhibit A the form of Right Certificate and as Exhibit B the form of Certificate of Designations of the Company setting forth the terms of the Preferred Stock are attached hereto as exhibits and incorporated herein by reference. The foregoing description of the Rights is qualified by reference to such exhibits.

Item 2.  Exhibits.

                  1. Rights Agreement dated as of November 11, 1998 between Stage Stores, Inc. and ChaseMellon Shareholder Services, L.L.C. as Rights Agent. The Rights Agreement includes as Exhibit A the form of Right Certificate and as Exhibit B the form of Certificate of Designations.








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
                                   SIGNATURES

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.



                                           By: /s/ James Marcum
                                               -------------------------------
                                               James Marcum
                                               Vice President and
                                               Chief Financial Officer
November 12, 1998














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
                                 EXHIBIT INDEX



Exhibit No.         Description
-----------         -----------

     1. Rights Agreement dated as of November 11, 1998 between Stage Stores, Inc. and ChaseMellon Shareholder Services, L.L.C. as Rights Agent. The Rights Agreement includes as Exhibit A the form of Right Certificate and as Exhibit B the form of Certificate of Designations.